

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2012

<u>Via E-mail</u>
Alexandros Tsirikos
Chief Financial Officer and Director
Top Ships Inc.
1 Vas. Sofias and Meg. Alexandrou Str.
15124 Maroussi, Greece

      Re: **Top Ships Inc.**
              Form 20-F for Fiscal Year Ended December 31, 2010
              Filed April 11, 2011
              File No. 000-50859

Dear Mr. Tsirikos:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                         Sincerely,

                                         /s/ Lyn Shenk

                                         Lyn Shenk
                                         Branch Chief